SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                        Trizec Hahn Corporation
----------------------------------------------------------------------
                           (Name of Issuer)


                       Subordinate Voting Shares
----------------------------------------------------------------------
                    (Title of Class of Securities)


                               896938107
----------------------------------------------------------------------
                            (CUSIP Number)


                       Jeremiah W. O'Connor, Jr.
                          The O'Connor Group
                            399 Park Avenue
                          New York, NY 10022
                            (212) 308-7700

                            with a copy to:

                         Roger D. Turner, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                          New York, NY 10019
----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           November 1, 1996
----------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 896938107

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Argo Partnership, L.P.
          13-3747194
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.17%, based on the number of Subordinated Voting Shares outstanding as of December 31, 1998
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 896938107

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Argo Management Company, L.P.
          13-3751561
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         (See Instructions)
                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.17%, based on the number of Subordinated Voting Shares outstanding as of December 31, 1998
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 896938107

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          O'Connor Capital Partners, L.P.
          13-3747190
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.17%, based on the number of Subordinated Voting Shares outstanding as of December 31, 1998
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 896938107

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          O'Connor Capital Incorporated
          13-3708170
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.17%, based on the number of Subordinated Voting Shares outstanding as of December 31, 1998
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 896938107

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J.W. O'Connor & Co. Incorporated
          13-3165788
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.17%, based on the number of Subordinated Voting Shares outstanding as of December 31, 1998
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 896938107

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jeremiah W. O'Connor, Jr.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              16,216,721
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               16,216,721
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,216,721
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.17%, based on the number of Subordinated Voting Shares outstanding as of December 31, 1998
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     This Statement on Schedule 13D (the "Statement") relates to the Subordinate Voting Shares of Trizec Hahn Corporation, a corporation organized under the laws of Ontario, Canada (the "Company"). The principal executive offices of the Company are located at BCE Place, 181 Bay Street, Suite 3900, Toronto, Ontario, Dominion of Canada M5J 2T3.


Item 2.    Identity and Background

     (a)-(c) and (f) This Statement is filed by (i) Argo Partnership, L.P. ("Argo"), a Delaware limited partnership; (ii) Argo Management Company, L.P. ("AMC"), a Delaware limited partnership and the general partner of Argo; (iii) O'Connor Capital Partners, L.P. ("OCP"), a Delaware limited partnership and the general partner of AMC; (iv) O'Connor Capital Incorporated ("OCI"), a Delaware corporation and the general partner of OCP; (v) J.W. O'Connor and Co. Incorporated ("OCINC"), a Delaware corporation and the owner of all the outstanding capital stock of OCI; and
(v) Jeremiah W. O'Connor, Jr., a United States citizen who is the owner of a majority of the outstanding capital stock of OCINC (collectively, the "Reporting Persons"). Each of the Reporting Persons has its principal office and business at 399 Park Avenue, New York, New York 10022 and is engaged principally in real estate investment. In addition to indirectly controlling Argo, OCINC indirectly controls Argo Partnership II, L.P., Peabody Global Real Estate Partners, L.P. and Peabody International Real Estate Partners, L.P. The Argo partnerships and the Peabody partnerships are private investment funds that invest principally in real estate and real estate related companies. Schedule 1 sets forth the name, business address and present principal occupation of each director and executive officer of OCINC.

     (d) and (e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to a Plan of Arrangement of Trizec under the Canadian Business Corporations Act which became effective in July 1994, Argo acquired 27,959,865 common shares of Trizec Corporation Ltd., a corporation organized under the laws of Canada ("Trizec"), for a purchase price of approximately $259.9 million (the "Trizec Investment"). The funds required to make the Trizec Investment were obtained by Argo from capital contributions by the partners of Argo. Pursuant to a Plan of Arrangement of Trizec under the Canadian Business Corporations Act which became effective in November 1996, Trizec merged with and into Horsham Corporation, a corporation organized under the laws of Ontario, Canada ("Horsham"), with Horsham as the surviving corporation (the "Merger"). Pursuant to the Merger, each Trizec common share (other than those held by Horsham) was exchanged for 0.58 Subordinate Voting Shares of Horsham, and Horsham's name was changed to Trizec Hahn Corporation. In the Merger, the Trizec common shares owned by Argo were exchanged for 16,216,721 Subordinated Voting Shares of the Company (the "Shares").

Item 4.  Purpose of Transaction

     The Trizec common shares were acquired by Argo for investment purposes and the Shares continue to be held by Argo for such purpose. In connection with the Merger, Mr. O'Connor, Mr. Glenn J. Rufrano and Mr. Thomas S. Quinn III were elected to the Board of Directors of the Company as representatives of Argo. The current term of the directorships of Messrs. O'Connor and Rufrano will expire in 2000 and the current term of the directorship of Mr. Quinn will expire in 2002. Argo does not have any contractual or other right to designate any successors or replacements of such directors.

Item 5.  Interest in Securities of the Issuer

     (a)-(b) Each of the Reporting Persons is the beneficial owner of the Shares, which represent approximately 11.17% of the outstanding Subordinated Voting Shares of the Company (based upon number of Subordinated Voting Shares outstanding on December 31, 1998). Argo has the sole power to vote and dispose of the Shares and each of the other Reporting Persons has the sole power to direct the vote and disposition of the Shares.

     (c)-(d) Except as set forth herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto, beneficially owns or has a right to acquire directly or indirectly any securities of the Company. None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto, has effected any transactions in the securities of the Company during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In connection with the Trizec Investment, Trizec granted to Argo and Horsham customary registration rights with respect to their Trizec common shares. In connection with the Merger, the Company agreed to extend such registration rights to each U.S. holder of Subordinate Voting Shares that was an affiliate of Trizec prior to the Merger (including but not limited to Argo). Such registration rights will expire on November 1, 1999. AMC is the general partner of Argo, OCP is the general partner of AMC, OCI is the general partner of OCP, OCINC is the owner of all the outstanding capital stock of OCI, and Mr. O'Connor is the owner of a majority of the outstanding capital stock of OCINC. The partnership agreements of Argo, AMC and OCP include provisions relating to the ownership and administration of assets generally and the division of profits or losses realized by such person and such provisions would apply to the ownership and administration of the Shares and the division of any profits or losses realized on the Shares. Except as set forth above, there are no contracts, arrangements or understandings among such persons or any person named on Schedule 1 or between any such person and any other person with respect to the Shares.


Item 7. Material to Be Filed as Exhibits

     (1) Acknowledgment dated November 1, 1996, with respect to
Undertaking Regarding Registration Rights dated June 10, 1994.

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 1999


                              ARGO PARTNERSHIP, L.P.,

                              By: ARGO MANAGEMENT COMPANY, L.P., its
                                  General Partner,

                              By: O'CONNOR CAPITAL PARTNERS, L.P., its
                                  General Partner,

                              By: O'CONNOR CAPITAL INCORPORATED, its
                                  General Partner,

                              By: /s/ Jeremiah W. O'Connor, Jr.
                                 ---------------------------------------
                                 Name:  Jeremiah W. O'Connor, Jr.
                                 Title: Chairman and Chief Executive Officer


                              ARGO MANAGEMENT COMPANY, L.P.,

                              By: O'CONNOR CAPITAL PARTNERS, L.P., its
                                  General Partner,

                              By: O'CONNOR CAPITAL INCORPORATED, its
                                  General Partner,

                              By: /s/ Jeremiah W. O'Connor, Jr.
                                 ---------------------------------------
                                 Name:  Jeremiah W. O'Connor, Jr.
                                 Title: Chairman and Chief Executive Officer


                              O'CONNOR CAPITAL PARTNERS, L.P.,

                              By: O'CONNOR CAPITAL INCORPORATED, its
                                  General Partner,

                              By: /s/ Jeremiah W. O'Connor, Jr.
                                 ---------------------------------------
                                 Name:  Jeremiah W. O'Connor, Jr.
                                 Title: Chairman and Chief Executive Officer

                              O'CONNOR CAPITAL INCORPORATED,

                              By: /s/ Jeremiah W. O'Connor, Jr.
                                 ---------------------------------------
                                 Name:  Jeremiah W. O'Connor, Jr.
                                 Title: Chairman and Chief Executive Officer


                              J.W. O'CONNOR & CO. INCORPORATED,

                              By: /s/ Jeremiah W. O'Connor, Jr.
                                 ---------------------------------------
                                 Name:  Jeremiah W. O'Connor, Jr.
                                 Title: Chairman and Chief Executive Officer



                                 /s/ Jeremiah W. O'Connor, Jr.
                                 ---------------------------------------
                                 Jeremiah W. O'Connor, Jr.

                                                            Schedule 1


 Directors and Executive Officers of J.W. O'Connor & Co. Incorporated


     The name and present principal occupation of each of the directors and executive officers of J.W. O'Connor & Co. Incorporated ("OCINC") are set forth below. Each of the directors and executive officers of OCINC is a United States citizen. The business address of each such person is 399 Park Avenue, New York, New York 10022.


       Name                            Present Principal Occupation
Jeremiah W. O'Connor, Jr.      Director and Chairman of the Board of OCINC.
Glenn J. Rufrano               Director and President of OCINC.
Thomas E. Quinn                Director, Executive Vice President and Chief
                               Financial Officer of OCINC.